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                              March 27, 2023

       Meagan Reda
       Partner
       Olshan Frome Wolosky LLP
       1325 Avenue of the Americas
       New York, NY 10019

                                                        Re: Peoples Financial
Corp.
                                                            Definitive
Additional Soliciting Materials filed by Stilwell Value Partners VII,
                                                            L.P. et. al.
                                                            Filed on March 23,
2023
                                                            File No. 001-12103

       Dear Meagan Reda:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Definitive Additional Soliciting Materials

       Letter to Shareholders

   1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual
basis must exist for each such opinion or belief. Support for opinions or beliefs should be
self-evident, disclosed in the proxy statement or provided to the staff on a supplemental
basis. Provide support for the statement that the company conducted
                                                        "...inept bond
purchases..." and that such purchases led the company's common stock to lose $6 per share in
value.
 Meagan Reda
FirstName  LastNameMeagan
Olshan Frome  Wolosky LLP Reda
Comapany
March      NameOlshan Frome Wolosky LLP
       27, 2023
March2 27, 2023 Page 2
Page
FirstName LastName
2. You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9. Provide us supplementally, or disclose, the factual foundation for your statement that the "...Swetmans look like small-town hucksters to me" or disseminate revised disclosure.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Dan Duchovny at 202-551-3619.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Mergers
& Acquisitions